UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                 (Amendment No.                )*
                                ---------------


                     Walter Industries, Inc.
                     -----------------------
                         (Name of Issuer)


              Common Stock, par value $.01 per share
              --------------------------------------
                  (Title of Class of Securities)



                            93317Q105
                            ---------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 12 pages

                              13G
  CUSIP No. 93317Q105                       Page 2 of 12 Pages
            ---------


------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JWC Associates, L.P.


------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  / /
                                                         (b)  /X/


------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------
   NUMBER OF    5     SOLE VOTING POWER
     SHARES           9,610,144
  BENEFICIALLY  --------------------------------------------------------
 OWNED BY EACH  6     SHARED VOTING POWER
   REPORTING          0
  PERSON WITH   --------------------------------------------------------
                7     SOLE DISPOSITIVE POWER
                      6,163,165
                --------------------------------------------------------
                8     SHARED DISPOSITIVE POWER
                      0

------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      9,610,144

------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      17.7

------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------

              * SEE INSTRUCTION BEFORE FILLING OUT!



                        Page 2 of 12 pages

                              13G
  CUSIP No. 93317Q105                       Page 3 of 12 Pages
            ---------



------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JWC Associates II, L.P.


------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  / /
                                                         (b)  /X/

------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------
   NUMBER OF    5     SOLE VOTING POWER
     SHARES           63,680
  BENEFICIALLY  --------------------------------------------------------
 OWNED BY EACH  6     SHARED VOTING POWER
   REPORTING          0
  PERSON WITH
                --------------------------------------------------------
                7     SOLE DISPOSITIVE POWER
                      40,839
                --------------------------------------------------------
                8     SHARED DISPOSITIVE POWER
                      0

------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      63,680


------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.1


------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------

              * SEE INSTRUCTION BEFORE FILLING OUT!



                        Page 3 of 12 pages

                              13G
  CUSIP No. 93317Q105                       Page 4 of 12 Pages
            ---------



------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      KKR Partners II, L.P.

------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  / /
                                                         (b)  /X/

------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------
   NUMBER OF    5     SOLE VOTING POWER
     SHARES           232,965
  BENEFICIALLY  --------------------------------------------------------
 OWNED BY EACH  6     SHARED VOTING POWER
   REPORTING          0
  PERSON WITH
                --------------------------------------------------------
                7     SOLE DISPOSITIVE POWER
                      149,405
                --------------------------------------------------------
                8     SHARED DISPOSITIVE POWER
                      0

------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      232,965

------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.4

------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      PN

------------------------------------------------------------------------

              * SEE INSTRUCTION BEFORE FILLING OUT!


                        Page 4 of 12 pages

                              13G
  CUSIP No. 93317Q105                       Page 5 of 12 Pages
            ---------



------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Channel One Associates, L.P.


------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  / /
                                                         (b)  /X/


------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------
   NUMBER OF    5     SOLE VOTING POWER
     SHARES           4,361,800
  BENEFICIALLY  --------------------------------------------------------
 OWNED BY EACH  6     SHARED VOTING POWER
   REPORTING          0
  PERSON WITH
                --------------------------------------------------------
                7     SOLE DISPOSITIVE POWER
                      4,361,800
                --------------------------------------------------------
                8     SHARED DISPOSITIVE POWER
                      0

------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      4,361,800

------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      8.0

------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      PN

------------------------------------------------------------------------

              * SEE INSTRUCTION BEFORE FILLING OUT!



                        Page 5 of 12 pages

                           SCHEDULE 13G

Item 1.
(a)  Name of Issuer

               Walter Industries, Inc.

(b)  Address of Issuer's Principal Executive Offices

               1500 North Dale Mabry Highway
               Tampa, FL 33607

Item  2.
(a)  Name of Person Filing

               JWC Associates, L.P.
               JWC Associates II, L.P.
               KKR Partners II, L.P.
               Channel One Associates, L.P.

(b)  Address of Principal Business Office or, if none, Residence

               c/o Kohlberg Kravis Roberts & Co., L.P.
               9 West 57th Street
               New York, NY 10009

(c)  Citizenship

               JWC Associates, L.P. -- Delaware
               JWC Associates II, L.P. -- Delaware
               KKR Partners II, L.P. -- Delaware
               Channel One Associates, L.P. -- Delaware

(d)  Title of Class of Securities

               Common Stock, par value $.01 per share

(e)  CUSIP Number

               93317Q105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)       Broker or Dealer registered under Section 15 of the Act

(b)       Bank as defined in section 3(a)(6) of the Act

(c) Insurance Company as defined in section 3(a)(19) of the act

(d) Investment Company registered under section 8 of the Investment Company Act



                        Page 6 of 12 pages

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund; see
          Sec.240.13d-1 (b)(1)(ii)(F)

(g)       Parent Holding Company, in accordance with
          Sec.240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)       Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H)
               Not applicable

Item 4.   Ownership

(a)  Amount Beneficially Owned

               Each of JWC Associates, L.P. ("JWC Associates"), JWC Associates II, L.P. ("JWC Associates II"), KKR Partners II, L.P. ("KKR Partners II" and, together with JWC Associates and JWC Associates II, the "KKR Investors") and Channel One Associates, L.P. ("Channel One") is a Delaware limited partnership the sole general partner of which is KKR Associates, a New York limited partnership.

               JWC Associates has sole voting and dispositive power with respect to 6,163,165 shares of Common Stock. In addition, JWC Associates has the sole power to exercise voting rights with respect to 3,446,979 shares of Common Stock currently in escrow, as described below.

               JWC Associates II has sole voting and dispositive power with respect to 40,839 shares of Common Stock.
          In addition, JWC Associates II has the sole power to exercise voting rights with respect to 22,841 shares of Common Stock currently in escrow, as described below.

               KKR Partners II has sole voting and dispositive power with respect to 149,405 shares of Common Stock. In addition, KKR Partners II has the sole power to exercise voting rights with respect to 83,560 shares of Common Stock currently in escrow, as described below.

               Channel One has sole voting and dispositive power with respect to 4,361,800 shares of Common Stock.

               As the sole general partner of each of the KKR Investors and Channel One, KKR Associates may be deemed to be the beneficial owner of the 14,268,589 shares of Common Stock beneficially owned by the KKR Investors and Channel One. Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael

                        Page 7 of 12 pages

          W. Michelson, Saul A. Fox, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Scott M. Stewart, Clifton S. Robbins and Edward A. Gilhuly are the general partners of KKR Associates and in such capacity may be deemed to share beneficial ownership of any securities beneficially owned by KKR Associates, but they disclaim any such beneficial ownership.

               The 3,553,380 shares of Common Stock currently in escrow were issued to an escrow account for the benefit of the KKR Investors on September 13, 1995 pursuant to the Issuer's Amended Joint Plan of Reorganization dated as of December 9, 1994, as modified on March 1, 1995 (as so modified, the "Plan of Reorganization"), under
          Section 1123(a) of the United States Bankruptcy Code. The resolution of certain contingencies regarding federal income tax claims will determine whether and to what extent the shares of Common Stock in escrow will be distributed to the KKR Investors or returned to the Issuer and cancelled. Until such matters are resolved, the KKR Investors will have the sole power to exercise voting rights with respect to such shares of Common Stock.

(b)  Percent of Class

               See Item 11 of each cover page, which is based on
               Item 5 of each cover page. See Item 4(a).

(c)  Number of shares as to which such person has:

       (i)     sole power to vote or to direct the vote

               See Item 5 of each cover page

      (ii)     shared power to vote or to direct the vote

               See Item 6 of each cover page

     (iii) sole power to dispose or to direct the disposition of

               See Item 7 of each cover page

      (iv) shared power to dispose or to direct the disposition of

               See Item 8 of each cover page

Item 5.   Ownership of Five Percent or Less of a Class

               Not applicable




                        Page 8 of 12 pages

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

               See Item 4(a)

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the
          Parent Holding Company.

               Not applicable

Item 8.   Identification and Classification of Members of the
          Group

               Each of the KKR Investors and Channel One is a Delaware limited partnership the sole general partner of which is KKR Associates, a New York limited partnership. As the sole general partner of each of the KKR Investors and Channel One, KKR Associates may be deemed to be the beneficial owner of the securities beneficially owned by the KKR Investors and Channel One. The KKR Investors and Channel One may be deemed to be a group in relation to their respective investments in Walter Industries, Inc. The KKR Investors and Channel One do not affirm the existence of a group.

Item 9.   Notice of Dissolution of Group

               Not applicable

Item 10.  Certification

               Not applicable






















                        Page 9 of 12 pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


                                   JWC ASSOCIATES, L.P.
                                   By: KKR ASSOCIATES,
                                       its General Partner


                                   By:/s/ John A. Gerson
                                      ---------------------------
                                      Name: John A. Gerson
                                            Attorney-in-fact

                                   JWC ASSOCIATES II, L.P.
                                   By: KKR ASSOCIATES,
                                       its General Partner


                                   By:/s/ John A. Gerson
                                      ---------------------------
                                      Name: John A. Gerson
                                            Attorney-in-fact

                                   KKR PARTNERS II, L.P.
                                   By: KKR ASSOCIATES,
                                       its General Partner


                                   By:/s/ John A. Gerson
                                      ---------------------------
                                      Name: John A. Gerson
                                            Attorney-in-fact

                                   CHANNEL ONE ASSOCIATES, L.P.
                                   By: KKR ASSOCIATES,
                                       its General Partner


                                   By:/s/ John A. Gerson
                                      ---------------------------
                                      Name: John A. Gerson
                                            Attorney-in-fact

Dated: February 6, 1996











                       Page 10 of 12 pages

                             EXHIBITS

Exhibit 1 - Joint Filing Agreement and Power of Attorney



















































                       Page 11 of 12 pages